SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

February 19, 2010

To Shareholders:

We hereby call the 49th Annual Ordinary General Meeting of Shareholders (“AGM”) pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation (“KEPCO”) as follows and seek your attendance.

Date and time	March 12, 2010, 10:00 a.m. (Seoul Time)

Place	167, Samseong-dong, Gangnam-gu, Seoul, Korea, Grand Hall at the head office of KEPCO

Report	1. Audit Report on proposed agenda for the AGM 2. Management report on KEPCO’s operation

Agenda

1. Shareholder approval of the non-consolidated balance sheets, statements of income and statements of disposition of deficit as of or for the fiscal year ended December 31, 2009, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP.

2. Ceiling on remuneration for KEPCO’s directors

3. Amendment of the Articles of Incorporation of KEPCO

* For more details on the above agenda, please refer to relevant documents which will be available on our website at www.kepco.co.kr** after March 3, 2010.

** URL: http://cyber.kepco.co.kr/kepco_new/eng/ir/news/ir_common.jsp?code=02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Treasurer

Date: February 19, 2010